FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March 27, 2009

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated March 27, 2009; and

2.

Material Change Report dated March 27, 2009 (re: March 27, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  March 27, 2009

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

PETAQUILLA ANNOUNCES US $40 MILLION CONVERTIBLE SENIOR SECURED NOTES FINANCING AND REPRICING OF WARRANTS

Vancouver, BC – March 27, 2009:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has negotiated a private placement of Convertible Senior Secured Notes of up to US$40,000,000.  Each Note in the principal amount of US $1,000 is convertible into common shares at CAD $2.25 per share. The Notes will bear interest at an annual rate of fifteen percent (15%), of which the first 12 months’ interest shall be prepaid in full at the time of issuance of the Note.  All interest payments will be grossed up for Canadian withholding tax, if any.

The Notes will mature two years from date of issuance at 110% of the principal amount of such Notes; provided however that in the event of a change of control of the Company, the Notes shall be immediately due and payable.  The Company shall have the right to prepay the Notes at any time for an amount equal to 110% of the principal amount of such Notes and accrued and unpaid interest on the principal amount of the Notes (it being understood that any and all prepaid interest shall be forfeited as a penalty).

The indebtedness represented by the Notes will be senior to all other indebtedness of the Company and will rank pari passu with the previously issued senior secured notes.

In connection with this offering, subject to regulatory approval, the Company has agreed to reduce the exercise price of 23,836,800 warrants from CAD $2.30 per share to CAD $0.65 per share provided that under the revised terms, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

The Offering is conditional upon, among other things, the Company obtaining all necessary regulatory and TSX approvals.

The Company will pay the placement agent upon closing of the financing, a 5% cash commission on the gross proceeds raised by the agent on the offering.

Holders of the previously issued Series 1, Series B and Series C notes are being offered the opportunity to exchange amounts due upon maturity of their existing notes and participate pro rata in the Convertible Senior Secured Notes offering up to a maximum of US$24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital.

The offered securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold within the United States, absent registration thereunder or in transactions exempt from such registration requirements.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2009.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

March 27, 2009

Item 3.

News Release

The Company’s news release dated March 27, 2009, was disseminated by Marketwire, Incorporated on March 27, 2009.

Item 4.

Summary of Material Change

The Company announced that it has negotiated a private placement of Convertible Senior Secured Notes of up to US$40,000,000.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated March 27, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

PETAQUILLA ANNOUNCES US $40 MILLION CONVERTIBLE SENIOR SECURED NOTES

FINANCING AND REPRICING OF WARRANTS

Vancouver, BC – March 27, 2009:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has negotiated a private placement of Convertible Senior Secured Notes of up to US$40,000,000.  Each Note in the principal amount of US $1,000 is convertible into common shares at CAD $2.25 per share. The Notes will bear interest at an annual rate of fifteen percent (15%), of which the first 12 months’ interest shall be prepaid in full at the time of issuance of the Note.  All interest payments will be grossed up for Canadian withholding tax, if any.

The Notes will mature two years from date of issuance at 110% of the principal amount of such Notes; provided however that in the event of a change of control of the Company, the Notes shall be immediately due and payable.  The Company shall have the right to prepay the Notes at any time for an amount equal to 110% of the principal amount of such Notes and accrued and unpaid interest on the principal amount of the Notes (it being understood that any and all prepaid interest shall be forfeited as a penalty).

The indebtedness represented by the Notes will be senior to all other indebtedness of the Company and will rank pari passu with the previously issued senior secured notes.

In connection with this offering, subject to regulatory approval, the Company has agreed to reduce the exercise price of 23,836,800 warrants from CAD $2.30 per share to CAD $0.65 per share provided that under the revised terms, if the common shares of the Company trade at a weighted average trading price of CAD $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

The Offering is conditional upon, among other things, the Company obtaining all necessary regulatory and TSX approvals.

The Company will pay the placement agent upon closing of the financing, a 5% cash commission on the gross proceeds raised by the agent on the offering.

Holders of the previously issued Series 1, Series B and Series C notes are being offered the opportunity to exchange amounts due upon maturity of their existing notes and participate pro rata in the Convertible Senior Secured Notes offering up to a maximum of US$24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital.

The offered securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold within the United States, absent registration thereunder or in transactions exempt from such registration requirements.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2009.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.